EXHIBIT 99.1

Hydrogenics Signs Collaborative Agreement With Iwatani Corporation for Market Development

MOU Targets Growing Japanese Markets Across Full Range of Hydrogenics Business

MISSISSAUGA, Ontario, Aug. 7, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and power system products, today announced that it has signed a Memorandum of Understanding (MOU) with Iwatani Corporation, a diversified Japanese industry leader with a legacy of experience in liquified petroleum gas. The MOU brings the two companies together to develop opportunities in Japan for hydrogen solution offerings targeting Japan's growing demand for utility scale hydrogen energy storage, hydrogen generation fueling, fuel cell integration and industrial hydrogen generation.

By working together the two companies offer an integrated 'end-to-end' customer experience that will ensure quality and effective project development and delivery in Japan. Hydrogenics will primarily be the technology provider of fuel cell and electrolyzer equipment, including services and supplies for commissioning, training and technical support. Iwatani's role will be to create and support joint business opportunities by facilitating the customer interface between Hydrogenics and Japanese customers. They will also provide engineering services, local codes and standards support, site installation, operations and site service.

"Japan has always been a world leader in technology development and adoption and for this reason Hydrogenics has a history of activities in Japan," said Daryl Wilson, President and CEO of Hydrogenics. "Today more than ever the business climate in Japan is very engaged in advancing the country's priorities around energy and the environment. It was important for Hydrogenics to align with a complementary Japanese partner and we are very pleased to have achieved this with Iwatani, a company with broad experience and presence in Japan's energy market. We are optimistic that this MOU is setting the stage for business that our companies can mutually benefit from."

About Iwatani Corporation:

Iwatani's traditional strength has been in energy, a broad sector that encompasses low pressure gas (LPG), portable gas stoves, industrial gases such as hydrogen, and other segments. Over the years the company has extended its operations into other businesses, including electronics and machinery, materials, agriculture biotechnology, and food.

About Hydrogenics:

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, China, India, Europe, the U.S. and Canada.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Investor Contact:
         Jennifer Barber, Chief Financial Officer
         (905) 361-3638
         investors@hydrogenics.com